
OSAGE
FEDERAL FINANCIAL, INC.


05066452


SEC MAIL PROCESSING SECTION
RECEIVED
OCT 06 2005
WASH. D.C.
102

2005 ANNUAL REPORT

OSAGE FEDERAL FINANCIAL, INC.
2005 ANNUAL REPORT

TABLE OF CONTENTS

Osage Federal Financial, Inc.
239 E. Main Street
Pawhuska, OK 74056

To Our Shareholders and Customers:

It's hard to believe we are already sending out our second Annual Report since our reorganization into a Mutual Holding Company. This past year has been one marked with a number of successful endeavors for your bank.

The total assets of the bank grew 11% during the year to $98.7 million at June 30, 2005 as compared to $88.9 million at June 30, 2004. Earnings increased nearly 64% to $604,554 for the year ended June 30, 2005 compared to $368,727 for the year ended June 30, 2004. We saw increases in several areas, notably net interest income due to increases in interest income on loans.

Net loans increased 17.8% to $65,356,000 for the year ended June 30, 2005 as compared to $55,496,000 for the year ended June 30, 2004. We continue as a leader in mortgage lending in our area, having originated $27.8 million for the year ended June 30, 2005.

Osage Federal paid its first dividend of $.05 per share for the quarter ended June 30, 2004. Since that quarter, we have increased our dividend each quarter, and paid $.11 per share for the quarter ended June 30, 2005. This latest dividend was paid August 17, 2005 to shareholders of record on August 3, 2005.

This past year also saw the implementation of our 24 hour telephone banking service. The telephone banking, named "Call Katy" provides around the clock convenience for our customers who may inquire on balances, see if checks have cleared and pay on their loans. The service has been well received with over 2,000 calls made in July of 2005.

In closing, we wish to express our appreciation to you as owners and customers. Continue to recommend Osage Federal to your friends and acquaintances. Our directors, officers and employees are grateful for your support and patronage.

Sincerely,



Mark S. White
President & CEO

CORPORATE PROFILE

Osage Federal Financial, Inc. (the "Company") was incorporated as a federally chartered corporation for the purpose of becoming the holding company of Osage Federal Bank ("Osage Federal" or the "Bank") in connection with the Bank's mutual holding company reorganization. On March 31, 2004, the Bank completed the reorganization and became a wholly-owned subsidiary of the Company and sold 684,394 shares to the public at $10.00 per share (including 54,751 shares issued to our employee stock ownership plan) and issued 1,596,919 shares to Osage Federal MHC.

Osage Federal Bank is a federal savings bank which was originally founded in 1918. Osage Federal operates from its main office in Pawhuska, Oklahoma, and a branch office in Bartlesville, Oklahoma. Osage Federal's deposits are federally insured by the Savings Association Insurance Fund as administered by the Federal Deposit Insurance Corporation (FDIC). Osage Federal is regulated by the Office of Thrift Supervision (OTS) and the FDIC.

Osage Federal conducts a traditional community bank operation, offering retail banking services, one- to four-family mortgage loans, multi-family, commercial and other real estate mortgage loans, construction loans, automobile loans, second mortgage loans and other consumer loans.

The Company's executive offices are located at 239 East Main Street, Pawhuska, Oklahoma and its main telephone number is (918) 287-2919.

STOCK MARKET INFORMATION

Since it commenced trading on April 1, 2004, the Company's common stock has traded in the over-the-counter market with quotations available on the OTC Bulletin Board under the trading symbol "OFFO." The following table reflects high and low bid prices as reported on the OTC Bulletin Board for the year ended June 30, 2005 and the one quarter that the Company's common stock traded during fiscal year 2004. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The table also shows the amount of dividends declared per public share for each quarter since trading began. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low	Dividends Declared
June 30, 2005	$14.25	$13.00	$0.090
March 31, 2005	15.05	11.80	0.075
December 31, 2004	12.80	11.90	0.060
September 30, 2004	12.25	10.40	0.050
June 30, 2004	12.35	10.50	--

Our number of stockholders of record as of June 30, 2005 was approximately 166. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms. At June 30, 2005, there were 2,281,313 shares of the Company's common stock outstanding including 1,596,919 shares held by Osage Federal MHC.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended June 30,	
	2005	2004
	(Dollars in thousands, except per share data)	
Balance Sheet Data:		
Assets	$ 98,693	$ 88,891
Loans receivable, net	65,356	55,496
Securities	26,191	27,202
Cash and cash equivalents	2,224	1,593
Deposits	62,084	61,667
FHLB advances and other borrowings	21,650	12,600
Stockholders' equity	13,584	13,602
Summary of Operations:		
Interest income	$ 4,816	$ 4,160
Interest expense	2,028	1,930
Net interest income	2,788	2,230
Provision for loan losses	--	--
Net interest income after provision for loan losses	2,788	2,230
Noninterest income	647	677
Noninterest expense	2,522	2,333
Income before income taxes	913	574
Provisions for income taxes	308	205
Net income	$ 605	$ 369
Per Share Data:		
Earnings per share:		
Basic	$ 0.27	$ 0.17
Diluted	0.27	0.17
Dividends per public share	0.275	--
Book value per share	5.95	5.96
Performance Ratios:		
Return on average assets	0.66%	0.45%
Return on average equity	4.37	4.07
Interest rate spread	2.72	2.47
Net interest margin	3.16	2.84
Average interest-earning assets to average interest-bearing liabilities	119.10	115.31
Efficiency ratio	73.44	80.25
Dividend payout ratio	30.68	--
Asset Quality Ratios:		
Non-performing loans to total loans, net	0.13	0.02
Non-performing assets to total assets	0.12	0.01
Net charge-offs to average loans outstanding	0.03	0.00
Allowance for loan losses to total loans	0.59	0.71
Allowance for loan losses to non-performing loans	454.53	3864.66
Capital Ratios:		
Average equity to average assets	15.08	11.15
Equity to assets at period end	13.76	15.30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Osage Federal's results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. It is a function of the average balances of loans and investment securities versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential mortgage loans, multi-family and commercial real estate mortgage loans, and residential mortgage-related securities. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the Federal Home Loan Bank of Topeka ("FHLB"). Our results of operations also depend on our provision for loan losses, non-interest income and non-interest expense. Non-interest income includes service fees and charges. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses.

Our results of operations may also be affected significantly by changes in market interest rates, economic and competitive conditions in our market area, and changes in applicable laws, regulations or governmental policies. Furthermore, because our lending activity is concentrated in loans secured by real estate located in Oklahoma, downturns in the regional economy encompassing Oklahoma could have a negative impact on our earnings.

Over the past year, our loan portfolio has increased as we have emphasized the origination of loans for our portfolio rather than for resale into the secondary market. Loans receivable, net increased 17.8% from June 30, 2004 to June 30, 2005. During this period, we have also decreased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities decreased from 30.6% of assets at June 30, 2004 to 26.5% of assets at June 30, 2005. The proceeds from our initial public offering were originally invested in high-quality collateralized mortgage obligations (CMO's) which have been reduced through normal paydowns. To better manage our cost of funds, we have adjusted our deposit pricing, which has led to some run-off of higher rate certificate accounts. To counter that, we have been offering premium rates for certificates of deposit with terms of 13, 25, and 61 months. Our strategy is to retain customers who are extremely rate-sensitive, without driving up rates on all of our standard certificate of deposit products. As of June 30, 2005, we have approximately 21% of our certificates in these odd-termed categories. Certificates of deposit increased $1.0 million from June 30, 2004 to June 30, 2005. We have also used long-term advances from the FHLB to stabilize our funding costs. These strategies increased our net interest margin which has risen from 2.84% for fiscal year 2004 to 3.16% for the fiscal year ended June 30, 2005. We are still selling some loans into the secondary market, if we determine that the loan may have a longer than average duration. As short- and long-term interest rates rise, it is possible that we will sell additional loans to manage our interest rate risk.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing quality service at competitive prices and emphasizing local control and decision-making. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one- to four-family residential real estate located in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in mortgage-backed securities. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages, and multi-family and commercial real estate mortgage loans.

During the past few years, long-term interest rates have declined to record low levels and much of our lending has involved the refinancing of existing mortgages for long-term fixed-rate loans at the current rate. We generally chose to sell these mortgages rather than hold them in portfolio to reduce our exposure to interest rate risk. In past years, we derived a significant portion of our income from gains on sales of residential mortgage loans to Freddie Mac, a U.S. government-sponsored enterprise in the business of purchasing residential mortgages from thrifts and other eligible seller/servicers. During the last year, short-term rates increased 200 basis points (2 percentage points), while long-term rates, as measured using the 10-year U.S. Treasury rates, have actually decreased 52 basis points. This flattening of the yield curve has helped to keep demand up in the housing market in general. Specifically in our local market, the oil business and the Wal-Mart distribution center opening have created a local economic boom. These two factors, in addition to our competitive pricing, have contributed to our significant loan growth this year. To counter an anticipated eventual increase in long-term rates, we have begun to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for portfolio consistent with our asset/liability management policies. There can be no assurance that we will be able to continue to originate sufficient loans for portfolio to compensate for the anticipated decline in income from gains of sales of loans.

While our long-term strategy continues to focus on our traditional community banking business, we recognize that it would require many years to build the retail side of the Bank to the size that our current capital level would allow. In order to more effectively use our capital and enhance our earnings in the near-term, we have recently undertaken a wholesale strategy in which we will use short-term FHLB borrowings to acquire a diversified portfolio of high-quality fixed and variable-rate mortgage-related securities over the next several years. Our objective is to build an interest sensitive portfolio that will enhance earnings in all rate environments. We are being assisted in this effort by the Portfolio Strategies Group at Shay Financial Services, Inc., who are well recognized in the industry and experienced with the implementation of this type of investment strategy. We believe that this strategy will allow us to grow our earning assets with little, if any, additional overhead or exposure to interest rate risk. As of June 30, 2005, we had acquired $3.1 million of securities under this program and currently intend to grow this portfolio to $53 million over the next three years. All the securities will be classified as available-for-sale so that we will have the ability to unwind our positions if we decide that our capital can be put to better use.

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates. We are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. Our assets include long-term (primarily 15-year), fixed-rate loans and investments, while our primary source of funds is deposits with substantially shorter maturities. Although having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

The Board of Directors has established an Asset/Liability Committee (ALCO) that consists of President and CEO Mark S. White, Executive Vice President and Chief Lending Officer Richard Trolinger, Senior Vice President Martha Hayes, Vice President, Chief Financial Officer and Treasurer Sue Allen Smith, and New Accounts Manager Evelyn Laird. The committee meets on a monthly basis to review current investments; average lives, durations and repricing frequencies of loans and securities; loan and deposit pricing and production volumes and alternative funding sources; interest rate risk analysis; liquidity and borrowing needs; and a variety of other assets and liability management topics. A synopsis of each meeting is reported to the full Board monthly.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies intended to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

(1) originate loans with adjustable-rate features or fixed-rate loans with short maturities, such as home equity and consumer loans;

(2) lengthen the maturities of time deposits and borrowings when it would be cost effective through the proactive pricing and promotion of certificates of deposit and utilization of FHLB advances;

(3) increase core deposits (i.e., transaction and savings accounts) which tend to be less interest rate sensitive; and

(4) purchase intermediate and adjustable-rate securities for the securities portfolio that provide a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Quantitative Analysis. Exposure to interest rate risk is actively monitored by management. The Bank's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the OTS Net Portfolio Value ("NPV") Model to monitor our exposure to interest rate risk which calculates changes in net portfolio value. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and the net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward shift (shock) in the Treasury yield curve.

The following table presents the Bank's NPV as of June 30, 2005. The NPV was calculated by the OTS, based on information provided by Osage Federal. At June 30, 2005, the Bank was in compliance with the interest rate risk limits established by the Board of Directors.

	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Changes in Rates[1]	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
	(Dollars in thousands)				
+300 bp	$10,938	$(3,956)	(27)%	11.40%	-314 bp
+200 bp	12,463	(2,431)	(16)%	12.68	-186 bp
+100 bp	13,881	(1,013)	(7)%	13.81	-73 bp
0 bp	14,894	--	--	14.54	--
- 100 bp	15,014	120	1 %	14.51	-3 bp
- 200 bp	14,533	(361)	(2)%	13.97	-57 bp

(1) The -300bp scenario is not reported due to the low prevailing interest rate environment.

The above analysis indicates that the net portfolio value of Osage Federal would be more adversely affected by a 100 basis point increase in market rates than by a 100 basis point decrease in market rates. The report also indicates that throughout the rate scenarios analyzed, Osage Federal's net portfolio value would remain in excess of 10% of the present value of its assets which is within the guidelines adopted by our board of directors. To reduce our future interest-rate risk, we began offering deposit products which should provide us with longer-term liabilities. We have also sold loans in the secondary market if we anticipated that they would have fairly long lives.

Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. There are inherent shortcomings in this type of computation. Although individual assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates. The interest rates on some adjustable-rate assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other adjustable-rate assets and liabilities may lag behind changes in market interest rates depending on the index used to set rates. Assets such as adjustable-rate mortgages generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debts may decrease in the event of an interest rate increase.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of Osage Federal conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. If actual results are different than management's judgments and estimates, Osage Federal's financial results could change, and such change could be material to Osage Federal.

Allowance for Loan Losses. Osage Federal considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings.

For purposes of our allowance for loan loss methodology, we categorize our loans into one of seven categories: residential mortgages, second mortgages, commercial business and commercial real estate, construction, automobile, mobile home, and other consumer loans. The indicated loss factors resulting from this analysis are applied to determine a level for each of the seven categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values.

Intangible Assets. Intangible assets such as mortgage servicing rights are subject to quarterly impairment tests and amortization of the asset through a charge to expense. To the extent the outcome of the impairment tests differ from the carrying value, additional charges to expense could be required to reduce the carrying value to fair value, which would adversely impact earnings in future periods. For purposes of measuring impairment, mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are contractual maturity and interest rate.

Comparison of Financial Condition at June 30, 2005 and June 30, 2004

Our total assets increased by $9.8 million to $98.7 million at June 30, 2005 from $88.9 million at June 30, 2004 primarily due to a 17.8% increase in loans receivable, net. The increase in loans receivable, net reflects our decision to retain most of our originated one-to-four family mortgage loans in order to improve our net interest margin. Loans receivable, net increased to $65.4 million at June 30, 2005 from $55.5 million at June 30, 2004. One- to four-family mortgages increased $5.2 million, or 12.2%, to $48.3 million at June 30, 2005 from $43.1 million at June 30, 2004. Other loans, including nonresidential and land loans, increased $2.1 million, or 41.8%, to $7.1 million at June 30, 2005 from $5.0 million at June 30, 2004. A significant part of this increase was a $550,000 loan made to a local church. During the third quarter, we financed a building and a floor plan loan for a car dealership in Pawhuska. The total loans outstanding to this borrower at June 30, 2005 were $454,000. There were no loans held for sale at June 30, 2005 or 2004. We are selling most of our fixed rate one- to four-family loans with terms in excess of twenty years in the secondary market.

Cash and cash equivalents (consisting primarily of our FHLB demand account) increased by $631,000, or 39.6%, to $2.2 million at June 30, 2005 from $1.6 million at June 30, 2004. Securities decreased to $26.2 million at June 30, 2005 from $27.2 million at June 30, 2004, reflecting the normal paydown of the held-to-maturity portfolio which consists of mortgage-backed securities and CMOs. We expect our securities portfolio to grow as we implement our leveraging strategy.

Our total liabilities rose $9.8 million due to an increase in FHLB borrowings to $21.7 million from $12.6 million at June 30, 2004. This $9.1 million increase was used to fund loan growth. In addition, we began using short-term borrowings to fund the purchase of high-quality, available-for-sale securities. Borrowings for this program, which are included in the total FHLB borrowings, were $3.3 million as of June 30, 2005. Total deposits increased to $62.1 million at June 30, 2005 from $61.7 million at June 30, 2004, a $417,000, or 0.7% increase. Certificates of deposit increased to $36.2 million from $35.1 million at June 30, 2004. We have been promoting our 13-, 25-, and 61-month certificates, and have accumulated $7.6 million of deposits in these categories. There has been some change in the mix of our checking and money market deposits, with a $3.9 million increase in checking accounts, offset by a $4.8 million decrease in money market accounts. We began offering a high-yield, high-balance NOW account that has accumulated over $3.1 million in balances as of June 30, 2005. Some of those deposits have come from our money market accounts. Part of the money market savings decline had been anticipated, and is a result of disbursement of public funds on local projects.

Stockholders' equity was virtually even at June 30, 2005 compared to June 30, 2004, and was $13.6 million. It increased due to income of $605,000 for the year and was reduced by the payment of cash dividends totaling $186,000 during the fiscal year. In addition, stockholders' equity has been reduced for the purchase of 30,100 shares of stock for the Osage Federal Bank 2004 Restricted Stock Plan at an average price of $14.28 per share. This cost was partially offset by $58,000 of amortization recognized by the Company in connection with the vesting of restricted stock awards under the plan.

Comparison of Operating Results for the Years Ended June 30, 2005 and 2004

General. Net income for the year ended June 30, 2005 was $605,000, ($.27 per diluted share) a $236,000 increase compared to net income of $369,000 ($.17 per diluted share) for fiscal 2004. The increase in net income resulted mainly from an increase in net interest income.

Interest Income. Total interest income increased by $656,000, or 15.8%, to $4.8 million for the year ended June 30, 2005 from $4.2 million for the year ended June 30, 2004 primarily due to a $9.8 million increase in average earning assets and a 16 basis point increase in yield. The average balance of total interest-earning assets increased to $88.3 million for 2005 from $78.5 million for 2004. The increase in average earning assets is attributable entirely to an increase in the average volume of loans which grew $11.1 million, or 22.3%, and more than offset a $1.3 million decline in the average balance of securities and deposits with other financial institutions. Maturities and paydowns of our investment securities have been invested in loans. Although the average yield on the loan portfolio has declined 43 basis points to 6.44% between the periods, the average yield on interest-earning assets increased due to the higher proportion of loans and an increase in the average yield on the securities portfolio. Average yields on our securities have increased 67 basis points to 3.28% for the year-to-date 2005 period. When we raised additional capital on March 31, 2004, the proceeds were originally invested in mortgage-backed securities. These typically have higher yields than deposits held at other banks. In the year ended June 30, 2004, we had a significantly higher mix of these bank deposits than in the same period ended June 30, 2005. These factors, as well as a short-term rising rate environment, contributed to our improved yields on investment securities, and earning assets overall. We anticipate that the proportion of securities will grow as we implement our leveraging strategy, which could have a moderating effect on overall asset yields.

Interest Expense. Total interest expense increased slightly by $98,000, or 5.1%, to $2.0 million for the year ended June 30, 2005 compared to the year ended June 30, 2004. Our average interest-bearing liabilities, including most deposits and FHLB advances, increased $6.1 million to $74.1 million for the year ended June 30, 2005, compared to the same period in 2004. Of those averages, advances are up $3.6 million and interest-bearing checking balances are up $2.6 million. Our new high-yield checking account has generated $3.1 million in balances at an average cost of 2.02%. The cost of our total interest-bearing liabilities has declined by 10 basis points from the prior period, from 2.84% to 2.74%. This is a combination of two factors: gradual downward repricing of advances as they mature and are reissued, causing average advance rates to fall 56 basis points; and repricing of maturing certificates of deposit, causing average interest-bearing deposit rates to fall 11 basis points from the same period last year.

Net Interest Income. Net interest income increased by $558,000, or 25.0%, to $2.8 million for the year ended June 30, 2005 from $2.2 million for fiscal 2004. The net interest rate spread increased to 2.72% for 2005 from 2.47% for 2004, while the net interest margin increased to 3.16% from 2.84%. The increases in spread and margin resulted from our capital infusion, combined with higher loan demand, and repricing of some interest-bearing liabilities.

Provision for Loan Losses. There were no provisions for loan losses for either fiscal year 2005 or 2004. There were $16,000 of net charge-offs in 2005 compared to less than $1,000 of net charge-offs in 2004. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable.

Noninterest Income. Noninterest income decreased to $647,000 for the year ended June 30, 2005 from $677,000 for the year ended June 30, 2004. Service charges were down slightly, by $8,000, due to lower average overdraft activity. Several service charge fee increases were implemented April 15, 2005, which we anticipate will enhance service charge income in future periods. Net loan servicing fees increased $9,000, due to lower amortization of mortgage servicing rights. Gains on the sale of mortgages decreased to $67,000 for 2005 from $145,000 for 2004, a $78,000 decrease. We anticipate that these gains from the sale of mortgages will remain at lower levels because refinancing activity has slowed, and because we have made a strategic decision to retain our shorter-term originated mortgages. By retaining mortgages, we have increased our net interest margins, which have benefited the current period's net interest income. Other income increased $55,000. Beginning in the third quarter of fiscal 2004, we began recognizing income related to the net change in the cash surrender value of bank-owned life insurance that we purchased. Income recognized for the year ended June 30, 2005 was $78,000, an increase of $44,000 over last year.

Noninterest Expense. Noninterest expense was $2.5 million for the year ended June 30, 2005, increasing $189,000 from $2.3 million for the year ended June 30, 2004. Salaries and benefits increased $191,000, or 14.9%, for several reasons. $87,000 of expense was recognized in the current year for a restricted stock plan and a stock option plan for directors and certain officers, which was approved by shareholders on November 17, 2004. In addition to the expense of this plan, benefit expense associated with a deferred compensation plan implemented January 1, 2004 was $38,000 higher than the same period last year. The Company's expense for the Employee Stock Ownership Plan (ESOP) was $18,000 higher than the supplemental 401(k) match and ESOP expense in fiscal 2004. No supplemental match was accrued in fiscal 2005. Employee insurance costs declined $16,000 from last year. Management has focused on incenting employees who have insurance available from other sources to reduce their usage of company-provided insurance. Payroll taxes increased $12,000 for the period, due to raises and some of these new benefits. Furniture and equipment depreciation decreased $11,000, or 17.0%, reflecting accelerated writeoffs of computer equipment in the year ended June 30, 2004 in connection with an upgrade of our data processing equipment. Other operating expenses increased $22,000 for the period, primarily due to an additional $60,000 of audit and filing fees. These higher fees are incurred because we are now a public company. Offsetting these fees was a $16,000 decrease in loan expenses. Also, last year's other operating expenses reflect $20,000 of losses from customers' fraudulent activities.

Management expects increased expenses in the future as a result of the establishment of the employee stock ownership plan and other stock benefit plans, as well as increased costs associated with being a public company such as periodic reporting, annual meeting materials, retention of a transfer agent, and professional fees. We implemented a 24-hour telephone banking system in the fourth quarter of fiscal 2005. We expect to see increased data processing and telephone costs due to this system.

Provision for Income Taxes. The provision for income taxes increased $103,000, or 50.2%, reflecting an increase in pretax income. The effective tax rates were 34% and 36% for the fiscal years ended June 30, 2005 and 2004, respectively.

Average Balance Sheet. The following tables set forth certain information relating to Osage Federal's interest-earning assets and interest-bearing liabilities at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended June 30,					
	2005			2004		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable, net[1]	$60,698	$3,911	6.44%	$49,614	$3,408	6.87%
Securities [2]	27,565	905	3.28	28,853	752	2.61
Total interest-earning assets	88,263	4,816	5.46	78,467	4,160	5.30
Non-interest-earning assets	3,518			2,864		
Total assets	$91,781			$81,331		
Interest-bearing liabilities:						
Demand and NOW accounts	$ 9,072	79	0.87	$ 6,509	40	0.61
Money market savings	10,376	147	1.42	10,308	155	1.50
Savings	4,243	33	0.78	4,860	48	0.99
Certificates of deposit	35,835	1,105	3.08	35,388	1,125	3.18
FHLB advances	14,583	664	4.56	10,983	562	5.12
Total interest-bearing liabilities	74,109	2,028	2.74	68,048	1,930	2.83
Non-interest-bearing liabilities	3,828			4,212		
Total liabilities	77,937			72,260		
Stockholders' Equity	13,844			9,071		
Total liabilities and stockholders' equity	$91,781			$81,331		
Net interest income		$2,788			$2,230	
Interest rate spread [3]			2.72%			2.47%
Net interest margin [4]			3.16%			2.84%
Ratio of average interest-earning assets to average interest-bearing liabilities			119.10%			115.31%

(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.
(2) Includes securities, interest-bearing deposits, and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended June 30, 2005 vs. 2004 Increase (Decrease) Due to			Year Ended June 30, 2004 vs. 2003 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest and dividend income:						
Loans receivable	$ 724	$ (221)	$ 503	$ 21	$ (325)	$ (304)
Securities	(35)	188	153	17	(47)	(30)
Total interest-earning assets	689	(33)	656	38	(372)	(334)
Interest expense:						
Demand and NOW Deposits	$ 20	$ 19	$ 39	$ 4	$ (22)	$ (18)
Money market savings	1	(9)	(8)	37	(29)	8
Savings accounts	(6)	(9)	(15)	11	(9)	2
Certificates of deposit	14	(34)	(20)	(121)	(235)	(356)
Advances from FHLB and other borrowings	169	(67)	102	(30)	(54)	(84)
Total interest-bearing liabilities	198	(100)	98	(99)	(349)	(448)
Change in net interest income	$ 491	$ 67	$ 558	$ 137	$ (23)	$ 114

Liquidity and Commitments

We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, scheduled payments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide a portion of the funding needed to manage the interest rate risk presented by our core business of attracting and retaining retail deposits to fund mortgage and consumer loans.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits, mutual funds, and collateralized mortgage obligations. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2005, the total approved loan origination commitments outstanding amounted to $3.7 million. At the same date, construction loans in process were $1.3 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2005, totaled $17.5 million. Although the average cost of deposits decreased throughout 2005, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal. In addition, at June 30, 2005, our total collateralized borrowing limit was $40.3 million of which we had $21.7 million outstanding, giving us the ability at June 30, 2005 to borrow an additional $18.6 million from the Federal Home Loan Bank of Topeka as a funding source to meet commitments and for liquidity purposes.

The following table presents our fixed and determinable contractual obligations and commercial commitments by payment date as of June 30, 2005. Commitments to sell loans totaled $1.3 million at June 30, 2005.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
			(In thousands)		
Federal Home Loan Bank advances	$21,650	$12,150	$ 3,500	$ 3,000	$3,000
Certificates of deposit	36,180	17,495	11,250	7,325	110
Total	$57,830	$29,645	$14,750	$10,325	$3,110

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
			(In thousands)		
Construction loans in process [(1)]	$1,306	$ 439	$1	$ --	$866
Other commitments to extend credit[(2)]	3,654	3,654	--	--	--
Total	$4,960	$4,093	$1	$ --	$866

(1) Includes construction loans which will convert to permanent loans.
(2) Represents amounts committed to customers.

Capital

Consistent with our goals to operate a sound and profitable financial organization, Osage Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $13.6 million at June 30, 2005, or 13.76% of total assets on that date. As of June 30, 2005, Osage Federal Bank exceeded all capital requirements of the OTS. The Bank's regulatory capital ratios at June 30, 2005 were as follows: core capital – 11.42%; Tier I risk-based capital – 23.14%; and total risk-based capital – 23.86%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. While our capital ratios are expected to decline as the result of our leveraging strategy, we expect to maintain our well-capitalized status.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN 46R"). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the variable interest entity ("VIE"). FIN 46R replaces FIN46 that was issued in January 2003. All public companies, such as Osage Federal, are required to fully implement FIN 46R no later than the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46R had no impact on Osage Federal's financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP No. 03-3). SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 prohibits "carry over" or creation of valuation allowances in the initial accounting of all loans acquired in transfers within the scope of SOP No. 03-3, which includes loans acquired in a business combination. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP No. 03-3 is not expected to have an impact on Osage Federal's financial condition or results of operations.

The Emerging Issues Task Force (EITF) of FASB previously issued EITF Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*. EITF Issue 03-1 provides guidance on the meaning of the phrase *other-than-temporary impairment* and its application to several types of investments, including debt securities classified as held-to-maturity and available-for-sale under FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. EITF Issue 03-1 attempts to better define whether impairment losses should be recognized on available-for-sale securities prior to sale of the securities. It provides guidance for evaluating whether and when unrealized losses should be deemed "other-than-temporary," requiring immediate recognition of those losses through earnings. In addition, EITF 03-1 requires financial statement disclosure for impaired securities on which an impairment loss has not been recognized, including the amount of unrealized loss and the term of that impairment. Certain portions of EITF 03-1 were delayed in order for the FASB Staff to provide implementation guidance and clarify several issues that were raised by interested parties during the public comment period. FASB ultimately decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the FASB Staff to issue a Staff Position (FSP) which will complete and codify the guidance on this topic. This FSP is expected to be issued in September 2005 and would be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005.



Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Osage Federal Financial, Inc.
Pawhuska, Oklahoma

We have audited the accompanying consolidated balance sheets of Osage Federal Financial, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Federal Financial, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

August 12, 2005
Joplin, Missouri

Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417 865-8701 Fax 417 865-0682

3230 Hammons Boulevard
P.O. Box 1824
Joplin, MO 64802-1824
417 624-1065 Fax 417 624-1431

1034 W. Main Street
P.O. Box 1277
Branson, MO 65615-1277
417 334-5165 Fax 417 334-4823

Commerce Bank Building
100 S. Broadway Street
P.O. Box 1448
Pittsburg, KS 66762-1448
620 231-7380 Fax 620 231-1226

bkd.com

Osage Federal Financial, Inc.

Consolidated Balance Sheets

June 30, 2005 and 2004

Assets

	2005	2004
Cash and due from banks	$ 600,208	$ 573,913
Interest bearing deposits with banks	1,623,837	1,019,078
Cash and cash equivalents	2,224,045	1,592,991
Available-for-sale securities	14,812,020	11,490,050
Held-to-maturity securities	11,378,513	15,711,809
Loans, net	65,356,288	55,495,751
Premises and equipment	1,234,408	1,318,857
Foreclosed assets held for sale	31,592	—
Interest receivable	354,516	319,708
Federal Home Loan Bank stock, at cost	1,082,500	685,000
Income taxes refundable	—	70,403
Bank owned life insurance	2,011,772	1,934,045
Other	207,540	272,465
Total assets	$ 98,693,194	$ 88,891,079

Liabilities and Stockholders' Equity

	2005	2004
Liabilities		
Deposits	$ 62,083,797	$ 61,666,634
Federal Home Loan Bank advances	21,650,000	12,600,000
Advances from borrowers held in escrow	754,927	689,065
Accrued interest and other liabilities	459,420	220,504
Deferred income taxes	91,795	112,982
Total liabilities	85,039,939	75,289,185
Commitments and Contingencies	—	—
Equity Received from Contributions to the ESOP (6,077 shares)	69,397	—
Stockholders' Equity		
Preferred stock, $.10 par value (5,000,000 shares authorized; none outstanding)	—	—
Common stock, $.10 par value (20,000,000 shares authorized; 2,281,313 shares issued and outstanding, net of 54,751 allocated and unallocated ESOP shares at June 30, 2005 and 2004)	222,656	222,656
Additional paid-in capital	5,275,189	5,646,912
Retained earnings	8,229,727	7,810,673
Accumulated other comprehensive loss	(143,714)	(78,347)
Total stockholders' equity	13,583,858	13,601,894
Total liabilities and stockholders' equity	$ 98,693,194	$ 88,891,079

See Notes to Consolidated Financial Statements

Osage Federal Financial, Inc.

Consolidated Statements of Income

Years Ended June 30, 2005 and 2004

	2005	2004
Interest Income		
Loans	$ 3,911,604	$ 3,407,765
Available-for-sale securities	332,936	238,983
Held-to-maturity securities	526,430	452,376
Deposits with other financial institutions	12,433	37,433
Other	32,877	23,546
Total interest income	4,816,280	4,160,103
Interest Expense		
Deposits	1,363,805	1,367,965
Advances from Federal Home Loan Bank	664,386	561,791
Total interest expense	2,028,191	1,929,756
Net Interest Income	2,788,089	2,230,347
Provision for loan losses	—	—
Net interest income after provision for loan losses	2,788,089	2,230,347
Noninterest Income		
Service charges on deposit accounts	367,436	375,602
Other service charges and fees	60,953	68,270
Gain on sale of mortgage loans	67,192	145,026
Net loan servicing fees	32,810	24,282
Other income	118,621	63,308
Total noninterest income	647,012	676,488
Noninterest Expense		
Salaries and employee benefits	1,479,600	1,288,236
Net occupancy expense	273,516	297,645
Deposit insurance premium	9,422	9,056
Other operating expenses	760,125	737,942
Total noninterest expense	2,522,663	2,332,879
Income Before Income Taxes	912,438	573,956
Provision for Income Taxes	307,884	205,229
Net Income	$ 604,554	$ 368,727
Basic Earnings Per Share	$ .27	$ .17
Diluted Earnings Per Share	$ .27	$ .17
Cash Dividends Paid Per Share	$ .27	$ —

See Notes to Consolidated Financial Statements

Osage Federal Financial, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended June 30, 2005 and 2004

	Common Stock	
	Shares	Amount
Balance, July 1, 2004	—	$ —
Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $48,804	—	—
Total comprehensive income		
Retained earnings transferred to mutual holding company	—	—
Net proceeds from sale of common stock	2,226,562	222,656
Balance, June 30, 2004	2,226,562	222,656
Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $40,064	—	—
Total comprehensive income		
Allocation of ESOP shares	6,077	—
Dividends paid	—	—
Purchase of shares for Restricted Stock Plan, net of amortization (30,100 shares)	—	—
Balance, June 30, 2005	2,232,639	$ 222,656

See Notes to Consolidated Financial Statements

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
$ —	$ 7,541,946	$ (1,285)	$ 7,540,661
—	368,727	—	368,727
—	—	(77,062)	(77,062)
			291,665
—	(100,000)	—	(100,000)
5,646,912	—	—	5,869,568
5,646,912	7,810,673	(78,347)	13,601,894
—	604,554	—	604,554
—	—	(65,367)	(65,367)
			539,187
—	—	—	—
—	(185,500)	—	(185,500)
(371,723)	—	—	(371,723)
$ 5,275,189	$ 8,229,727	$ (143,714)	$ 13,583,858

Osage Federal Financial, Inc.

Consolidated Statements of Cash Flows

Years Ended June 30, 2005 and 2004

	2005	2004
Operating Activities		
Net income	$ 604,554	$ 368,727
Items not requiring (providing) cash		
Depreciation	121,261	131,062
Amortization	106,747	134,273
Restricted stock plan expense	57,963	—
Deferred income taxes	13,360	(36,808)
Gain on sale of mortgage loans	(67,192)	(145,026)
(Gain) loss on sale of foreclosed assets held for sale	1,589	(7,511)
(Gain) loss on disposal of premises and equipment	24	(4,200)
Dividends on available-for-sale mutual funds	(326,490)	(238,983)
Stock dividends on Federal Home Loan Bank stock	(32,500)	(17,500)
Increase in cash surrender value of bank owned life insurance	(77,727)	(34,045)
Originations of loans held for delivery against commitments	(5,998,317)	(8,731,042)
Proceeds from nonrecourse sale of loans held for delivery against commitments	6,037,154	10,141,276
Allocation of employee stock ownership shares	69,397	—
Changes in		
Interest receivable	(34,808)	(27,518)
Other assets	16,166	(15,570)
Accrued interest and other liabilities	314,836	3,554
Net cash provided by operating activities	806,017	1,520,689
Investing Activities		
Net change in loans	(9,935,859)	(9,199,294)
Purchases of premises and equipment	(36,836)	(63,625)
Purchase of bank owned life insurance	—	(1,900,000)
Proceeds from sales of premises and equipment	—	4,200
Proceeds from sale of foreclosed assets	42,141	171,315
Purchases of available-for-sale securities	(3,135,039)	(2,000,000)
Proceeds from maturities and paydowns of held-to-maturity securities	4,914,660	6,804,173
Proceeds from maturities and paydowns of available-for-sale securities	33,776	—
Purchases of held-to-maturity securities	(610,645)	(13,954,695)
Purchases of Federal Home Loan Bank stock	(365,000)	—
Net cash used in investing activities	(9,092,802)	(20,137,926)

See Notes to Conosidated Financial Statements

	2005	2004
Financing Activities		
Net increase (decrease) in demand, money market, NOW and savings deposits	$ (628,487)	$ 5,119,558
Net increase (decrease) in certificates of deposit	1,045,650	(2,286,359)
Net increase in Federal Home Loan Bank short-term borrowing	7,050,000	1,600,000
Proceeds from Federal Home Loan Bank advances	5,000,000	2,000,000
Repayments of Federal Home Loan Bank advances	(3,000,000)	(2,000,000)
Net increase (decrease) in advances from borrowers held in escrow	65,862	(106,539)
Net proceeds from sale of common stock	—	5,869,568
Payment of dividends (net of restricted stock dividends)	(185,500)	—
Purchase of shares for restricted stock plan	(429,686)	—
Capitalization of mutual holding company	—	(100,000)
Net cash provided by financing activities	8,917,839	10,096,228
Increase (Decrease) in Cash and Cash Equivalents	631,054	(8,521,009)
Cash and Cash Equivalents, Beginning of Year	1,592,991	10,114,000
Cash and Cash Equivalents, End of Year	$ 2,224,045	$ 1,592,991
Supplemental Cash Flows Information		
Real estate and other assets acquired in settlement of loans	$ 82,952	$ 45,866
Interest paid	$ 2,031,539	$ 1,922,317
Income taxes paid	$ 151,780	$ 304,169
Mutual fund dividends reinvested	$ 326,490	$ 238,983

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

In March 2004, Osage Federal Savings & Loan Association (the "Association") reorganized from a federally chartered mutual savings and loan association into a two-tiered mutual holding company structure. The Association became a wholly owned subsidiary of Osage Federal Financial, Inc. (the "Company"), which is controlled by Osage Federal M.H.C. (the "MHC"). Concurrent with the reorganization, the Company sold common stock equal to 30% of its pro forma market value to the public. Seventy percent of the Company's stock was kept by the MHC. In connection with the reorganization, the Association changed its name to Osage Federal Bank (the "Bank").

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in north central Oklahoma. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Building and improvements, furniture, fixtures, and equipment, and automobiles are depreciated using the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and improvements	5-40 years
Furniture, fixtures, and equipment	3-10 years
Automobiles	5 years

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. At June 30, 2005, the Bank held 10,825 shares with a cost of $1,082,500 and at June 30, 2004, the Bank held 6,850 shares of stock with a cost of $685,000.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are type of loan, contractual maturity and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average common shares and all potentially dilutive common shares outstanding during the period. Shares held by the ESOP are deducted from the shares outstanding until committed to be released.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2005 and 2004 were $183,000 and $75,000, respectively.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2: Securities

The amortized cost and approximate fair values of securities are as follows:

Available-for-Sale Securities

	June 30, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual fund consisting primarily of mortgage securities	$ 11,942,903	$ —	$ (219,655)	$ 11,723,248
Mortgage-backed securities and collateralized mortgage securities	3,100,910	1,363	(13,501)	3,088,772
	$ 15,043,813	$ 1,363	(233,156)	$ 14,812,020

	June 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual fund consisting primarily of mortgage securities	$ 11,616,413	$ —	$ (126,363)	$ 11,490,050

Held-to-Maturity Securities

	June 30, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$ 11,378,513	$ 7,282	$ (170,278)	$ 11,215,517

	June 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed securities and collateralized mortgage obligations	$ 15,711,809	$ 7,511	$ (614,980)	$ 15,104,340

The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA.

The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to approximately $8,074,100 and $8,342,600 at June 30, 2005 and 2004, respectively. The approximate fair value of pledged securities and overnight funds amounted to approximately $7,945,600 and $7,992,300 at June 30, 2005 and 2004, respectively.

Included in held-to-maturity securities at June 30, 2005 and 2004, are certain collateralized mortgage obligations with an amortized cost of $5,680,100 and $7,919,521, respectively, and a fair value of $5,593,072 and $7,535,085, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities.

The Bank had no sales of available-for-sale or held-to-maturity securities during the years ended June 30, 2005 and 2004.

Fair values of certain investments in mortgage-backed and mutual fund securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2005 and 2004 was $24,735,982 and $26,162,921, which is approximately 95.0% and 98.4%, respectively of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2005 and 2004.

	June 30, 2005					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 2,725,064	$ 14,340	$ 10,287,670	$ 169,439	$ 13,012,734	$ 183,779
Mutual fund consisting primarily of mortgage securities	—	—	11,723,248	219,655	11,723,248	219,655
Total temporarily impaired securities	$ 2,725,064	$ 14,340	$ 22,010,918	$ 389,094	$ 24,735,982	$ 403,434

Description of Securities	June 30, 2004 Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
Mortgage-backed securities	$12,868,004	$ 509,719	$ 1,804,867	$ 105,261	$ 14,672,871	$ 614,980
Mutual fund consisting primarily of mortgage securities	—	—	11,490,050	126,363	11,490,050	126,363
Total temporarily impaired securities	$12,868,004	$ 509,719	$ 13,294,917	$ 231,624	$ 26,162,921	$ 741,343

Note 3: Loans and Allowance for Loan Losses

Categories of loans include:

	2005	2004
First mortgage loans (principally conventional)		
Principal balances		
Secured by one-to-four family residences	$ 48,348,341	$ 43,110,406
Secured by other properties	7,119,610	5,019,494
Construction loans	1,748,600	811,350
	57,216,551	48,941,250
Less		
Undisbursed portion of construction loans	1,306,008	1,380,954
Net deferred loan origination fees	41,402	23,313
	1,347,410	1,404,267
Total first mortgage loans	55,869,141	47,536,983
Consumer and other loans		
Principal balances		
Automobile	4,449,850	3,726,435
Savings	565,290	582,355
Second mortgage	3,200,191	2,779,831
Manufactured home	303,685	297,843
Commercial	379,101	190,418
Other	982,505	790,612
Total consumer and other loans	9,880,622	8,367,494
Total loans	65,749,763	55,904,477
Less allowance for loan losses	393,475	408,726
	$ 65,356,288	$ 55,495,751

Activity in the allowance for loan losses was as follows:

	2005	2004
Balance, beginning of year	$ 408,726	$ 409,423
Provision charged to expense	—	—
Losses of $15,752 and $5,860 charged off, net of recoveries of $501 for 2005 and $5,163 for 2004, respectively	(15,251)	(697)
Balance, end of year	$ 393,475	$ 408,726

Impaired loans totaled approximately $193,000 and $59,000 at June 30, 2005 and 2004, respectively. An allowance for loan losses of $62,000 and $42,000 relates to impaired loans at June 30, 2005 and 2004, respectively.

Interest of approximately $12,000 and $5,000 was recognized in the years ended June 30, 2005 and 2004, respectively, on average impaired loans of approximately $143,000 and $135,000 for 2005 and 2004, respectively. Interest of approximately $9,000 and $5,000 was recognized in the years ended June 30, 2005 and 2004, respectively, on impaired loans on a cash basis during 2005 and 2004.

Non-accrual loans at June 30, 2005 and 2004 were $86,568 and $10,576, respectively.

Note 4: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $42,181,783 and $45,067,832, at June 30, 2005 and 2004, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $443,000 and $394,000 at June 30, 2005 and 2004, respectively.

Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled "Other." Activity in mortgage servicing rights as follows:

	2005	2004
Balance, beginning of year	$ 193,312	$ 274,628
Servicing rights capitalized	28,355	15,392
Amortization of servicing rights	(77,114)	(96,708)
Valuation allowance	—	—
Balance, end of year	$ 144,553	$ 193,312

There has been no impairment recognized on mortgage servicing rights. This asset is valued quarterly based on current terms of the underlying sold loans. Amortization of the asset, which is stratified into various original lives of the loans, has been accelerated based on estimated current lives of the underlying loans. This is due to the high level of refinancing.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2005	2004
Land	$ 126,594	$ 126,594
Buildings and improvements	1,718,075	1,714,689
Furniture, fixtures and equipment	640,783	657,569
Automobiles	52,811	52,811
	2,538,263	2,551,663
Less accumulated depreciation	1,303,855	1,232,806
Net premises and equipment	$ 1,234,408	$ 1,318,857

Note 6: Income Taxes

The provision for income taxes consists of:

	2005	2004
Taxes currently payable	$ 294,524	$ 242,037
Deferred income taxes	13,360	(36,808)
Income tax expense	$ 307,884	$ 205,229

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2005	2004
Computed at the statutory rate (34%)	$ 310,229	$ 195,145
Increase (decrease) resulting from		
Nontaxable interest income, net of nondeductible interest expense	(1,587)	(1,655)
Nontaxable increase in cash value of bank-owned life insurance	(26,427)	(11,575)
Nondeductible meals and entertainment costs	3,228	3,508
State income taxes – net of federal tax benefit	31,844	20,185
Other	(9,403)	(379)
Actual tax expense	$ 307,884	$ 205,229
Effective tax rate	33.7%	35.8%

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

	2005	2004
Deferred tax assets		
Allowance for loan losses	$ 134,726	$ 142,578
Benefit plan accruals	65,121	19,855
Nonaccrual loan interest	1,830	164
Unrealized depreciation on available-for-sale securities	88,082	48,018
	289,759	210,615
Deferred tax liabilities		
Originated mortgage servicing rights	(54,821)	(73,350)
Federal Home Loan Bank stock dividends	(158,080)	(145,730)
Accumulated depreciation	(91,596)	(89,682)
Benefit plan deductions	(60,007)	—
Other	(17,050)	(14,835)
	(381,554)	(323,597)
Net deferred tax liability	$ (91,795)	$ (112,982)

Retained earnings at June 30, 2005 and 2004, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Company were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2005 and 2004.

Note 7: Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	2005	2004
Demand and NOW accounts, including noninterest bearing deposits of $3,432,896 at June 30, 2005 and $2,970,614 at June 30, 2004	1.03% - 0.58%	$ 13,389,537	$ 9,469,589
Money market	1.43% - 1.46%	8,101,937	12,901,020
Passbook savings	.78% - .78%	4,412,659	4,162,011
		25,904,133	26,532,620
Certificates of deposit			
1% to 1.99%		9,328,191	12,033,879
2% to 2.99%		6,998,013	5,631,466
3% to 3.99%		7,524,440	6,664,035
4% to 4.99%		9,444,450	8,302,751
5% to 5.99%		2,078,705	1,311,752
6% to 6.99%		715,865	1,100,131
7% to 7.99%		90,000	90,000
		36,179,664	35,134,014
		$ 62,083,797	$ 61,666,634

The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $11,713,491 and $10,247,070 at June 30, 2005 and 2004, respectively. Certificates of deposit in excess of $100,000 are not federally insured.

At June 30, 2005, scheduled maturities of certificates of deposit are as follows:

	2006	2007	2008	2009	2010	2011
1% to 1.99%	$ 9,277,021	$ 51,170	$ —	$ —	$ —	$ —
2% to 2.99%	4,888,470	1,760,821	348,722	—	—	—
3% to 3.99%	1,782,838	236,311	1,297,963	2,431,600	1,775,728	—
4% to 4.99%	564,859	2,117,354	4,253,444	345,109	2,053,672	110,012
5% to 5.99%	176,151	565,355	618,251	100,000	618,948	—
6% to 6.99%	715,865	—	—	—	—	—
7% to 7.99%	90,000	—	—	—	—	—
	$ 17,495,204	$ 4,731,011	$ 6,518,380	$ 2,876,709	$ 4,448,348	$ 110,012

Interest expense on deposits is summarized as follows:

	2005	2004
Money market	$ 147,644	$ 154,948
Passbook savings	32,876	48,338
NOW	78,654	39,357
Certificates of deposit	1,104,631	1,125,322
	$ 1,363,805	$ 1,367,965

Note 8: Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank consist of the following:

	2005		2004	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2005	$ —	—	$ 4,600,000	3.91%
2006	12,150,000	4.31%	3,500,000	6.24%
2007	1,500,000	4.54%	1,500,000	4.50%
2008	2,000,000	3.75%	1,000,000	3.61%
2009	2,000,000	4.31%	2,000,000	4.31%
2010 and later	4,000,000	4.28%	—	—
	$ 21,650,000	4.27%	$ 12,600,000	4.67%

The Federal Home Loan Bank requires the Bank to maintain Federal Home Loan Bank stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 117% of outstanding advances as collateral for such borrowings.

Note 9: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)					
As of June 30, 2005						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 11,664	23.86%	$ 3,911	≥ 8.0%	$ 4,888	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 11,310	23.14%	$ 1,955	≥ 4.0%	$ 2,933	≥ 6.0%
Tier I Capital (to Adjusted Tangible Assets)	$ 11,310	11.42%	$ 3,960	≥ 4.0%	$ 4,950	≥ 5.0%
Tangible Capital (to Adjusted Tangible Assets)	$ 11,310	11.42%	$ 1,485	≥ 1.5%	N/A	N/A
As of June 30, 2004						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 11,376	26.80%	$ 3,396	≥ 8.0%	$ 4,245	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 11,000	25.91%	$ 1,698	≥ 4.0%	$ 2,547	≥ 6.0%
Tier I Capital (to Adjusted Tangible Assets)	$ 11,000	12.35%	$ 3,564	≥ 4.0%	$ 4,455	≥ 5.0%
Tangible Capital (to Adjusted Tangible Assets)	$ 11,000	12.35%	$ 1,337	≥ 1.5%	N/A	N/A

A reconciliation of the Bank's equity under generally accepted accounting principles to regulatory capital shown above is as follows:

	2005	2004
	(In Thousands)	
GAAP Equity	$ 11,180	$ 10,941
Plus (Less):		
Net unrealized losses on equity securities	144	78
Disallowed servicing assets	(14)	(19)
Tangible capital	11,310	11,000
Plus:		
General allowance for losses	354	376
Total Risk-Based Capital	$ 11,664	$ 11,376

Note 10: Pension Plan

The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the Plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee's contribution on the first 3%, and 50% on the next 2%, of the employee's compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2005 and 2004 were approximately $30,000 and $54,000, respectively.

Note 11: Employee Stock Plans

Employee Stock Ownership Plan

As part of the conversion in March 2004, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 54,751 shares of Company common stock at $10.00 per share in the conversion with funds provided by a loan from the Company at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP was initially shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as a reduction in debt. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the years ended June 30, 2005 and 2004 was $73,926 and $27,000, respectively.

Allocated shares	6,077
Shares committed to be released	—
Unallocated shares	48,674
Total ESOP shares	54,751
Fair value of unearned shares at June 30, 2005	$ 632,762

The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At June 30, 2005 and 2004, there were 296 and 0 outstanding shares held by former employees that are subject to an ESOP-related repurchase option.

Stock Option and Restricted Stock Plans

On November 17, 2004, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Federal Financial, Inc. 2004 Stock Option Plan (the Plan). The purpose of the Plan is to attract and retain qualified personnel for positions of substantial responsibility, and to provide additional incentive to certain officers, directors and other employees. 114,065 options were approved and 102,656 options were granted. The Company is applying FAS 123(R) to account for the stock option plan. The shareholders also approved the Osage Federal Bank 2004 Restricted Stock Plan (the RSP). The purpose of the RSP is to reward and retain personnel of experience and ability in key positions of responsibility, including officers, directors and other employees. The purchase of up to 45,626 shares was approved and 41,060 shares were granted.

Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Both option and RSP awards vest 20% annually based on 5 years of continuous service. The option awards have 10 year contractual terms. Option and share awards provide for accelerated vesting if there is a change in control as defined in the Plan and RSP.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is an estimate by management and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury rate for a similar term in effect at the time of grant.

	June 30, 2005
Expected volatility	25%
Weighted average volatility	25%
Expected dividends	6%
Expected term (in years)	6
Risk-free interest rate	3.47%

The weighted-average grant-date fair value of options granted during the nine-month period ended June 30, 2005 was $12.10.

A summary of option activity under the Plan as of June 30, 2005 and changes during the twelve months then ended is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at July 1, 2004	—	$ 0.00	—
Granted	102,656	12.10	—
Outstanding at June 30, 2005	102,656	$ 12.10	9 years, 6 months
Excercisable at June 30, 2005	—		

Expense recognized for the stock option plan and the restricted stock plan was $22,159 and $64,738, respectively for the year ended June 30, 2005. This includes $6,775 of dividends for unearned shares in the restricted stock plan. It is anticipated that the annual cost of the Plans will be approximately $.04 per share.

Note 12: Other Operating Expenses

Other operating expenses consist of the following:

	2005	2004
Bank charges	$ 82,986	$ 92,243
Professional services	133,931	76,355
Postage	40,453	44,048
Telephone	16,917	15,710
Operating supplies	32,832	33,924
Insurance	11,394	11,610
Electronic data processing	102,934	97,241
Advertising	72,737	72,105
Donations	11,347	12,771
Directors' fees	76,400	94,004
OTS assessments	33,104	26,241
Other	145,090	161,690
	$ 760,125	$ 737,942

Note 13: Disclosures about the Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 2,224,045	$ 2,224,045	$ 1,592,991	$ 1,592,991
Available-for-sale securities	14,812,020	14,812,020	11,490,050	11,490,050
Held-to-maturity securities	11,378,513	11,215,517	15,711,809	15,104,340
Loans, net	65,356,288	67,887,094	55,495,751	56,146,000
Interest receivable	354,516	354,516	319,708	319,708
Federal Home Loan Bank stock	1,082,500	1,082,500	685,000	685,000
Financial liabilities				
Deposits	62,083,797	61,750,106	61,666,634	61,842,500
Accrued interest payable	15,760	15,760	19,108	19,108
Federal Home Loan Bank advances	21,650,000	21,642,364	12,600,000	12,767,000

The fair value of off-balance sheet items such as loan commitments are not material. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest Receivable and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, *i.e.*, their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Note 14: Earnings Per Share

Earnings per share (EPS) were computed as follows for the year ended June 30, 2005 and the quarter ended June 30, 2004. Since the Company did not have stockholders prior to April 1, 2004, earlier earnings per share disclosures would not be meaningful:

	Year Ended June 30, 2005	Quarter Ended June 30, 2004
Net income	$ 604,554	$ 119,521
Average common shares outstanding	2,223,040	2,226,562
Average diluted common shares outstanding	2,228,203	2,226,562
Basic earnings per share	$ .27	$ .05
Fully diluted earnings per share	$ .27	$ .05

Note 15: Related Party Transactions

At June 30, 2005 and 2004, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates. At June 30, 2005, these loans are summarized as follows:

Balance, beginning of year	$ 580,000
New loans	489,000
Payments	(614,000)
Balance, end of year	$ 455,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 16: Deferred Compensation Agreements

During the year ended June 30, 2004, the Company entered into deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for the years ended June 30, 2005 and 2004 was approximately $63,827 and $25,465, respectively.

Note 17: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in *Notes 1 and 3*. Current vulnerabilities due to certain concentrations of credit risk are discussed in *Note 18*.

Note 18: Commitments and Credit Risk

The Company grants real estate, consumer and other loans, generally secured by real estate or other assets, throughout its defined lending area which is primarily located in north central Oklahoma.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral consists primarily of residential real estate and other consumer collateral.

At June 30, 2005 and 2004, the Company had outstanding commitments to originate loans aggregating approximately $3,654,000 and $3,781,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to approximately $3,464,000 and $3,528,000 at June 30, 2005 and 2004, respectively, with the remainder at floating market rates. At June 30, 2005, the interest rates on those commitments ranged from 5.25% to 7.00%.

Mortgage loans in the process of origination represent amounts which the Company plans to fund within a normal period of 60 to 90 days. A portion of these loans is intended for sale to investors in the secondary market. Commitments to originate mortgage loans for sale are considered by the Company to be derivatives and are recorded on the balance sheet until the commitment is fulfilled in accordance with SFAS 149 if deemed material. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Company may acquire such commitments to reduce market risk on saleable mortgage loans in the process of origination and mortgage loans held for sale.

Total mortgage loans in the process of origination amounted to approximately $3,519,000, and $3,126,000, respectively. Related forward commitments to sell mortgage loans amounted to approximately $1,291,000 and $246,000 at June 30, 2005 and 2004, respectively. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $3,519,000 and $2,982,000 at June 30, 2005 and 2004, respectively.

Loans aggregating approximately $3,797,000 or 6% of the portfolio at June 30, 2005 were outstanding to borrowers employed by an area-based petroleum refining company.

Note 19: Condensed Parent Company Statements

The condensed balance sheet at June 30, 2005 and 2004 and statements of income and cash flows for the year ended June 30, 2005 and 2004, for the parent company, Osage Federal Financial, Inc., are as follows:

	2005	2004
Balance Sheet		
Assets		
Cash	$ 2,473,109	$ 2,661,318
Investment in subsidiary bank	11,110,749	10,940,576
Total assets	$ 13,583,858	$ 13,601,894
Stockholders' Equity	$ 13,583,858	$ 13,601,894

Osage Federal Financial, Inc.

Notes to Consolidated Financial Statements

Years Ended June 30, 2005 and 2004

Statement of Income		
Income		
Interest and dividend income	$ —	$ 289
Income Before Income Tax and Equity in Undistributed Earnings of Subsidiaries	—	289
Provision for Income Taxes	—	—
Income Before Equity in Earnings of Subsidiaries	—	289
Equity in Undistributed Earnings of Subsidiaries	604,554	119,232
Net Income	$ 604,554	$ 119,521
Statement of Cash Flows		
Operating Activities		
Net income	$ 604,554	$ 119,521
Items not requiring (providing) cash		
Equity in undistributed earnings of subsidiary	(604,554)	(119,232)
Net cash provided by operating activities	—	289
Investing Activities		
Investment in subsidiary bank	—	(3,208,539)
Net cash used in investing activities	—	(3,208,539)
Financing Activities		
Payment of dividends	(185,500)	—
Net proceeds from sale of common stock	—	5,869,568
Other	(2,709)	—
Net cash (used in) provided by financing activities	(188,209)	5,869,568
Increase (Decrease) in Cash	(188,209)	2,661,318
Cash, Beginning of Year	2,661,318	—
Cash, End of Year	$ 2,473,109	$ 2,661,318

OSAGE FEDERAL FINANCIAL, INC.

239 E. Main Street
Pawhuska, Oklahoma 74056-5215
(918) 287-2919

Board of Directors

Milton Labadie, Chairman
Retired CEO of Osage Federal Bank

Mark S. White
President and CEO
Osage Federal Bank

Richard Trolinger
Executive Vice President
Osage Federal Bank

Martha Hayes
Senior Vice President
Osage Federal Bank

Mark A. Formby
Owner, Formby Propane
& Formby Foods

Harvey Payne
Attorney

Gary Strahan
Certified Public Accountant

Executive Officers

Mark S. White, President and CEO
Richard Trolinger, Executive Vice President
Martha Hayes, Senior Vice President
Sue Allen Smith, Vice President, CFO and Treasurer
Frances Altaffer, Vice President and Secretary

Special Counsel

Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Independent Auditor

BKD, LLP
3230 Hammons Boulevard
Joplin, MO 68402

Transfer Agent and Registrar

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948



OSAGE
FEDERAL FINANCIAL, INC.